UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated September 1, 2015, announcing the Company's results for the second quarter and six months ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: September 1, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED
JUNE 30, 2015 RESULTS

ATHENS, Greece, September 1, 2015 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the second quarter and six months ended June 30, 2015.

Second Quarter 2015 Highlights & Recent Developments
•	Net revenue, net of voyage expenses, of $7.9 million in the second quarter of 2015.
•	Reduced average daily adjusted total vessel operating expenses by 11.1% year-over-year.
•	Adjusted EBITDA of negative $0.6 million in the second quarter of 2015.
•	Adjusted net loss of $8.1 million, or $0.32 per common share, in the second quarter of 2015.
•	Sale of four vessels of the operating fleet to support the Company's liquidity and ensure its sustainability through 2016.

Financial Highlights
(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended June 30, 2014	Quarter Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Average number of vessels	14.0	16.0	14.0	16.0
Time charter equivalent rate (TCE) (1)	7,870	5,494	8,208	5,148
Net Revenue, net of voyage expenses	9,743	7,857	19,994	14,688
EBITDA (1)	(2,158)	(65,465)	(21,210)	(67,086)
Adjusted EBITDA (1)	882	(625)	1,215	(2,070)
Net Loss	(9,652)	(72,906)	(35,537)	(81,838)
Adjusted Net Loss (1)	(5,584)	(8,066)	(11,601)	(16,822)
Loss per common share basic and diluted	(0.39)	(2.93)	(1.56)	(3.29)
Adjusted Loss per common share basic and diluted (1)	(0.23)	(0.32)	(0.51)	(0.68)

(1)	Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping, stated: "Although the market has recently started to show signs of a mild recovery, during the second quarter of 2015, charter rates continued to fluctuate close to historically low levels. For the quarter, this translated into an adjusted net loss of $8.1 million, or $0.32 per share. In 2015 year to date, our focus remained on maintaining our efficiency in our operating and cost control performance. As a result, for the six months ended June 30, 2015, we reported a fleet utilization of 99.1% and an average daily adjusted total vessel operating expenses of $5,746, or 11.1% lower year-over-year."

Mr. Bodouroglou continued, "Considering the adverse market conditions, a special committee, formed by the Company's independent directors, decided that it was in the Company's and its shareholders best interest to sell four vessels, namely the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, so as to improve its liquidity. Following such sale that was concluded in July 2015, there has been an immediate cash inflow into the Company of more than $6.0 million representing the net proceeds from the sale after the extinguishment of all existing indebtedness of these four vessels. Also, going forward, it is estimated that there should be additional cash flow savings from this sale given the debt service requirements of these vessels. In addition, in the second quarter of 2015, we sold our share in Box Ships Inc. and in Korea Line Corporation. The total proceeds from the sale of these shares amounted to $3.9 million in the aggregate."

Mr. Bodouroglou concluded, "We remain confident that the market will recover from the prolonged downturn that it is currently facing. Nonetheless, we have taken great strides to ensure the Company's sustainability even if current conditions persist throughout 2016."

Second Quarter 2015 Financial Results
Gross charter revenue for the second quarter of 2015 was $9.9 million, compared to $14.7 million for the second quarter of 2014. The Company reported a net loss of $72.9 million, or $2.93 per basic and diluted share, for the second quarter of 2015, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,460,642 and reflecting the impact of the non-cash items discussed below. For the second quarter of 2014, the Company reported a net loss of $9.7 million, or $0.39 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 24,281,164.

Excluding all non-cash items described below, the adjusted net loss for the second quarter of 2015 was $8.1 million, or $0.32 per basic and diluted share, compared to adjusted net loss of $5.6 million, or $0.23 per basic and diluted share, for the second quarter of 2014.

Adjusted EBITDA, excluding all non-cash items described below, was negative $0.6 million for the second quarter of 2015, compared to positive $0.9 million for the second quarter of 2014.

The Company operated an average of 16.0 vessels during the second quarter of 2015, earning an average TCE rate of $5,494 per day, compared to an average of 14.0 vessels during the second quarter of 2014, earning an average TCE rate of $7,870 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees and general and administrative expenses, and excluded share-based compensation, were $8.4 million for the second quarter of 2015, compared to $8.1 million for the second quarter of 2014. On a daily basis, adjusted total vessel operating expenses for the second quarter of 2015 were approximately $5,781 per vessel per day, or 9.5% lower than the adjusted total vessel operating expenses of $6,388 per vessel per day for the second quarter of 2014. The reduction in the average daily adjusted total vessel operating expenses is the result of the Company's cost control efficiency and the economies of scale of having a larger fleet, as well as of a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

The loss related to assets held for sale of $47.6 million for the three months ended June 30, 2015, mainly relates to the write down to fair value of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, following their classification as assets held for sale as of June 30, 2015.

Based on the Company's cash flow projections, it is probable that cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company's newbuilding contracts that become due in the twelve-month period ending June 30, 2016. Thus, as of June 30, 2015, the Company assessed as probable the potential sale of the five newbuilding contracts. As a result of this increased probability, the Company recorded an impairment loss of $16.8 million for the three months ended June 30, 2015, which relates to the write down to fair value of the contract price of the five newbuilding drybulk carriers.

In the second quarter of 2015, the Company proceeded with the sale of the total 3,437,500 shares of Box Ships Inc. (NYSE:TEU) ("Box Ships") at an average sale price of $0.8542 per share, which resulted in a loss on investment in affiliates of $0.2 million for the three months ended June 30, 2015. The proceeds from the sale of such shares amounted to $2.9 million.

Furthermore, in the second quarter of 2015, the Company proceeded with the sale of the total 44,550 shares of Korea Line Corporation ("KLC") at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $1.0 million, net of commissions. A loss from marketable securities, net, of $0.1 million was recorded for the three months ended June 30, 2015.

Second Quarter 2015 Non-cash and One-off Items
The Company's results for the three months ended June 30, 2015 included the following non-cash items:

▪	Loss related to assets held for sale of $47.6 million, or $1.91 per basic and diluted share.
▪	Impairment loss of $16.8 million, or $0.67 per basic and diluted share.
▪	Loss from marketable securities of $0.1 million or $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $0.2 million or $0.01 per basic and diluted share.
▪	Unrealized gain on interest rate swaps of $0.1 million, or less than $0.01 per basic and diluted share.
▪	Non-cash expenses of $0.3 million, or $0.01 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items decreased the Company's earnings by $64.8 million, which represents a $2.61 decrease in earnings per basic and diluted share, for the three months ended June 30, 2015.

Six Months ended June 30, 2015 Financial Results
Gross charter revenue for the six months ended June 30, 2015 was $20.6 million, compared to $28.9 million for the six months ended June 30, 2014. The Company reported a net loss of $81.8 million, or $3.29 per basic and diluted share, for the six months ended June 30, 2015, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,460,642 and reflecting the impact of the non-cash items discussed below. For the six months ended June 30, 2014, the Company reported a net loss of $35.5 million, or $1.56 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 22,414,824.

Excluding all non-cash items described below, the adjusted net loss for the six months ended June 30, 2015 was $16.8 million, or $0.68 per basic and diluted share, compared to adjusted net loss of $11.6 million, or $0.51 per basic and diluted share, for the six months ended June 30, 2014.

Adjusted EBITDA, excluding all non-cash items described below, was negative $2.1 million for the six months ended June 30, 2015, compared to positive $1.2 million for the six months ended June 30, 2014.

The Company operated an average of 16.0 vessels during the six months ended June 30, 2015, earning an average TCE rate of $5,148 per day, compared to an average of 14.0 vessels during the six months ended June 30, 2014, earning an average TCE rate of $8,208 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees and general and administrative expenses, and excluded share-based compensation, were $16.6 million for the six months ended June 30, 2015, compared to $16.3 million for the six months ended June 30, 2014. On a daily basis, adjusted total vessel operating expenses for the six months ended June 30, 2015 were approximately $5,746 per vessel per day, or 11.1% lower than the adjusted total vessel operating expenses of $6,463 per vessel per day for the six months ended June 30, 2014. The reduction in the average daily adjusted total vessel operating expenses is the result of the Company's cost control efficiency and the economies of scale of having a larger fleet, as well as of a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

The loss related to assets held for sale of $47.6 million for the six months ended June 30, 2015, mainly relates to the write down to fair value of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, following their classification as assets held for sale as of June 30, 2015.

Based on the Company's cash flow projections, it is probable that cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company's newbuilding contracts that become due in the twelve-month period ending June 30, 2016. Thus, as of June 30, 2015, the Company assessed as probable the potential sale of the five newbuilding contracts. As a result of this increased probability, the Company recorded an impairment loss of $16.8 million for the six months ended June 30, 2015, which relates to the write down to fair value of the contract price of the five newbuilding drybulk carriers.

In the second quarter of 2015, the Company proceeded with the sale of the total 3,437,500 shares of Box Ships Inc. (NYSE:TEU) ("Box Ships") at an average sale price of $0.8542 per share, which resulted in a loss on investment in affiliates of $0.2 million for the six months ended June 30, 2015. The proceeds from the sale of such shares amounted to $2.9 million.

Furthermore, in the second quarter of 2015, the Company proceeded with the sale of the total 44,550 shares of Korea Line Corporation ("KLC") at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $1.0 million, net of commissions. A loss from marketable securities, net, of $0.1 million was recorded for the six months ended June 30, 2015.

Six Months ended June 30, 2015 Non-cash and One-off Items
The Company's results for the six months ended June 30, 2015 included the following non-cash items:

▪	Loss related to assets held for sale of $47.6 million, or $1.91 per basic and diluted share.
▪	Impairment loss of $16.8 million, or $0.67 per basic and diluted share.
▪	Loss from marketable securities of $0.1 million or $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $0.2 million or $0.01 per basic and diluted share.
▪	Unrealized gain on interest rate swaps of $0.2 million, or less than $0.01 per basic and diluted share.
▪	Non-cash expenses of $0.5 million, or $0.02 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items decreased the Company's earnings by $65.0 million, which represents a $2.61 decrease in earnings per basic and diluted share, for the six months ended June 30, 2015.

Cash Flows
For the six months ended June 30, 2015, the Company's net cash used in operating activities was $2.7 million, compared to $0.3 million for the six months ended June 30, 2014. For the six months ended June 30, 2015, net cash from investing activities was $11.4 million and net cash used in financing activities was $11.5 million. For the six months ended June 30, 2014, net cash used in investing activities was $63.9 million and net cash from financing activities was $55.2 million.

Fleet Developments
On June 25, 2015, a special committee consisting of the Company's five independent directors ("Special Committee") was assigned to investigate the potential block sale of four vessels of the Company's operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving the Company's liquidity. The Special Committee determined it to be in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to an aggregate sale price of $63.2 million for the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries. The Special Committee determined that the purchase price represented fair market value for the assets to be sold, based on vessel valuations received from independent shipbrokers. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015.

Financing Update
On July 31, 2015, the Company entered into a loan supplemental agreement and agreed, subject to certain conditions included therein, to amended terms with the syndicate led by Nordea Bank Finland Plc, including the deferral of one and a portion of two of its scheduled quarterly installments due in the third quarter of 2015 through the first quarter of 2016. The deferred amounts will be settled along with the balloon installment. The Company also agreed to cancel the available borrowing capacity of up to $78.0 million with respect to the undrawn portion of the facility for the partial financing of its outstanding newbuilding contracts. In addition, effective from April 1, 2015 until March 31, 2016, the syndicate agreed to either waive the application or amend the definition of the financial and security cover ratio covenants contained in the respective facility.

On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed above, the Company proceeded with the extinguishment of the then outstanding indebtedness with HSBC Bank Plc and HSH Nordbank AG, amounting to $56.4 million in the aggregate.

Newbuilding Contracts Update
Currently, the Company's outstanding newbuilding contracts consist of two Ultramax drybulk carriers, with expected deliveries between the third and fourth quarter of 2015, and three Kamsarmax drybulk carriers with expected deliveries in the first quarter of 2016. The aggregate cost of the newbuilding contracts is $148.2 million, of which $101.7 million is currently outstanding.

Based on the Company's cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company's newbuilding contracts that become due in the twelve-month period ending June 30, 2016. Thus, as of June 30, 2015, the Company assessed as probable the potential sale of the five newbuilding contracts. As a result of this increased probability, an impairment loss of $16.8 million was recorded in the second quarter of 2015.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its results for the second quarter and six months ended June 30, 2015 on September 2, 2015, at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-888-348-8931 (USA) or +1-412-902-4248 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10070880.

 Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact DresnerAllenCaron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of twelve drybulk vessels with a total carrying capacity of 719,769 dwt. In addition, Paragon Shipping's current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers that are scheduled to be delivered from the third quarter of 2015 through the first quarter of 2016. The Company's common shares and senior notes trade on NASDAQ under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of September 1, 2015.

Operating Drybulk Fleet
Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	7	517,140
Supramax
Sapphire Seas	Supramax	53,702	2005
Total Supramax	1	53,702
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	12	719,769

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q3 2015
Hull no. DY4052	Ultramax	63,500	Q4 2015
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1145	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1142	Kamsarmax	81,800	Q1 2016
Total Kamsarmax	3	245,400
Grand Total	5	372,400

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2014	Quarter Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
FLEET DATA
Average number of vessels (1)	14.0	16.0	14.0	16.0
Calendar days for fleet (2)	1,274	1,456	2,528	2,896
Available days for fleet (3)	1,256	1,450	2,467	2,878
Operating days for fleet (4)	1,238	1,430	2,436	2,853
Fleet utilization (5)	98.6%	98.6%	98.7%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	7,870	5,494	8,208	5,148
Vessel operating expenses (7)	4,211	4,064	4,236	4,015
Management fees - related party adjusted (8)	1,060	867	1,058	880
General and administrative expenses adjusted (9)	1,117	850	1,169	851
Total vessel operating expenses adjusted (10)	6,388	5,781	6,463	5,746

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)	Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.
(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)	Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.
(9)	Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.
(10)	Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in thousands of United States Dollars where applicable, except for TCE)

	Quarter Ended June 30, 2014	Quarter Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Charter Revenue	14,666	9,945	28,903	20,630
Commissions	(842)	(599)	(1,650)	(1,250)
Voyage Expenses, net	(4,081)	(1,489)	(7,259)	(4,692)
Net Revenue, net of voyage expenses	9,743	7,857	19,994	14,688
Total operating days	1,238	1,430	2,436	2,853
Time Charter Equivalent	7,870	5,494	8,208	5,148

Condensed Cash Flow Information (Unaudited)
(Expressed in thousands of United States Dollars)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Cash generated from / (used in):
Operating Activities	(341)	(2,670)
Investing Activities	(63,927)	11,382
Financing Activities	55,169	(11,526)

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in thousands of United States Dollars)

	Quarter Ended June 30, 2014	Quarter Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Net Loss	(9,652)	(72,906)	(35,537)	(81,838)
Plus Net interest expense, including interest expense from interest rate swaps	3,009	2,457	5,415	4,841
Plus Depreciation	4,485	4,984	8,912	9,911
EBITDA	(2,158)	(65,465)	(21,210)	(67,086)
Adjusted EBITDA Reconciliation
Net Loss	(9,652)	(72,906)	(35,537)	(81,838)
Loss related to assets held for sale	-	47,640	-	47,640
Impairment loss	-	16,754	15,695	16,754
Gain from sale of assets	(403)	-	(403)	-
(Gain) / loss from marketable securities	(12)	134	(12)	134
Loss on investment in affiliate	3,101	207	5,855	207
Unrealized loss / (gain) on interest rate swaps	108	(150)	(69)	(210)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	246	255	1,359	491
Write off of financing expenses	1,028	-	1,511	-
Adjusted Net Loss	(5,584)	(8,066)	(11,601)	(16,822)
Plus Net interest expense, net of write off of financing expenses, including interest expense from swaps	1,981	2,457	3,904	4,841
Plus Depreciation	4,485	4,984	8,912	9,911
Adjusted EBITDA	882	(625)	1,215	(2,070)

(1)	The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in thousands of United States Dollars - except for shares and share data)

U.S. GAAP Financial Information	Quarter Ended June 30, 2014	Quarter Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Net Loss	(9,652)	(72,906)	(35,537)	(81,838)
Net Loss attributable to non-vested share awards	(133)	(1,313)	(571)	(1,363)
Net Loss available to common shareholders	(9,519)	(71,593)	(34,966)	(80,475)
Weighted average number of common shares basic and diluted	24,281,164	24,460,642	22,414,824	24,460,642
Loss per common share basic and diluted	(0.39)	(2.93)	(1.56)	(3.29)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(9,652)	(72,906)	(35,537)	(81,838)
Loss related to assets held for sale	-	47,640	-	47,640
Impairment loss	-	16,754	15,695	16,754
Gain from sale of assets	(403)	-	(403)	-
(Gain) / loss from marketable securities	(12)	134	(12)	134
Loss on investment in affiliate	3,101	207	5,855	207
Unrealized loss / (gain) on interest rate swaps	108	(150)	(69)	(210)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	246	255	1,359	491
Write off of financing expenses	1,028	-	1,511	-
Adjusted Net Loss (1)	(5,584)	(8,066)	(11,601)	(16,822)
Adjusted Net Loss attributable to non-vested share awards	(77)	(145)	(186)	(280)
Adjusted Net Loss available to common shareholders	(5,507)	(7,921)	(11,415)	(16,542)
Weighted average number of common shares basic and diluted	24,281,164	24,460,642	22,414,824	24,460,642
Adjusted Loss per common share basic and diluted (1)	(0.23)	(0.32)	(0.51)	(0.68)

(1)	Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2014 and June 30, 2015
(Expressed in thousands of United States Dollars)
	December 31, 2014	June 30, 2015
Assets

Cash and restricted cash (current and non-current)	20,920	8,227
Assets held for sale	-	62,568
Vessels, net	369,033	249,395
Advances for vessels under construction	49,972	35,299
Other fixed assets, net	923	795
Investment in affiliate	2,956	-
Other assets	12,800	9,026

Total Assets	456,604	365,310

Liabilities and Shareholders' Equity

Liabilities associated with assets held for sale	-	58,998
Long-term debt, net of deferred financing costs (including current portion)	226,418	156,787
Other liabilities	7,786	8,321
Total shareholders' equity	222,400	141,204

Total Liabilities and Shareholders' Equity	456,604	365,310

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the three months ended June 30, 2014 and 2015
(Expressed in thousands of United States Dollars - except for shares and share data)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Revenue
Charter revenue	14,666	9,945
Commissions	(842)	(599)
Net Revenue	13,824	9,346
Expenses / (Income)
Voyage expenses, net	4,081	1,489
Vessels operating expenses	5,365	5,918
Dry-docking expenses	716	68
Management fees - related party	1,350	1,263
Depreciation	4,485	4,984
General and administrative expenses	1,669	1,492
Loss related to assets held for sale	-	47,640
Impairment loss	-	16,754
Bad debt provisions	15	(11)
Gain from sale of assets	(403)	-
(Gain) / loss from marketable securities, net	(12)	134
Operating Loss	(3,442)	(70,385)
Other Income / (Expenses)
Interest and finance costs	(2,812)	(2,265)
Loss on derivatives, net	(310)	(43)
Interest income	5	1
Equity in net income / (loss) of affiliate	18	(1)
Loss on investment in affiliate	(3,101)	(207)
Foreign currency loss	(10)	(6)
Total Other Expenses, net	(6,210)	(2,521)
Net Loss	(9,652)	(72,906)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	144	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	22	-
Equity in other comprehensive (loss) / income of affiliate	(10)	6
Transfer of equity in other comprehensive loss of affiliate to "Loss on investment in affiliate"	-	14
Unrealized gain on change in fair value of marketable securities	183	47
Transfer of (gain) / loss on change in fair value of marketable securities to "(Gain) / loss from marketable securities, net"	(12)	134
Total Other Comprehensive Income	327	201

Comprehensive Loss	(9,325)	(72,705)

Loss per Class A common share, basic and diluted	($0.39)	($2.93)
Weighted average number of Class A common shares, basic and diluted	24,281,164	24,460,642

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the six months ended June 30, 2014 and 2015
(Expressed in thousands of United States Dollars - except for shares and share data)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Revenue
Charter revenue	28,903	20,630
Commissions	(1,650)	(1,250)
Net Revenue	27,253	19,380
Expenses / (Income)
Voyage expenses, net	7,259	4,692
Vessels operating expenses	10,710	11,628
Dry-docking expenses	2,193	351
Management fees - related party	3,554	2,549
Depreciation	8,912	9,911
General and administrative expenses	3,434	2,956
Loss related to assets held for sale	-	47,640
Impairment loss	15,695	16,754
Bad debt provisions	15	16
Gain from sale of assets	(403)	-
(Gain) / loss from marketable securities, net	(12)	134
Other income	(40)	-
Operating Loss	(24,064)	(77,251)
Other Income / (Expenses)
Interest and finance costs	(5,022)	(4,435)
Loss on derivatives, net	(336)	(199)
Interest income	12	3
Equity in net (loss) / income of affiliate	(258)	173
Loss on investment in affiliate	(5,855)	(207)
Foreign currency (loss) / gain	(14)	78
Total Other Expenses, net	(11,473)	(4,587)
Net Loss	(35,537)	(81,838)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	131	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	99	-
Equity in other comprehensive loss of affiliate	(5)	-
Transfer of equity in other comprehensive loss of affiliate to "Loss on investment in affiliate"	-	14
Unrealized (loss) / gain on change in fair value of marketable securities	(69)	3
Transfer of (gain) / loss on change in fair value of marketable securities to "(Gain) / loss from marketable securities, net"	(12)	134
Total Other Comprehensive Income	144	151

Comprehensive Loss	(35,393)	(81,687)

Loss per Class A common share, basic and diluted	($1.56)	($3.29)
Weighted average number of Class A common shares, basic and diluted	22,414,824	24,460,642